UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 11)*
REVLON, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)
STEVEN M. COHEN
EXECUTIVE VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER
AND GENERAL COUNSEL
MACANDREWS & FORBES INCORPORATED
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
ADAM O. EMMERICH, ESQ. AND DONGJU SONG, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019
(212) 403-1000
March 20, 2019
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON

Ronald O. Perelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSON

The ROP Revocable Trust dated 1/9/2018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

MacAndrews & Forbes Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

REV Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

Mafco Four LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

MFV Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

RCH Holdings One Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

SGMS Acquisition Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

DBX Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

NDX Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

MacAndrews & Forbes Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) (2)	The information set forth in Item 5 is incorporated herein by reference. Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

SGMS Acquisition Three LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

Perelman Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
4,546,352 shares of Class A Common Stock

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
4,546,352 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,546,352 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

RLX Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

RLX Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

RLX Holdings Three LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

1	NAMES OF REPORTING PERSONS

RLX Holdings Four LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock

	8	SHARED VOTING POWER
45,703,321 shares of Class A Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock

	10	SHARED DISPOSITIVE POWER
45,703,321 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,703,321 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,867,961 shares of Class A Common Stock outstanding as of March 14, 2019.

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”), which amends and supplements the statement on Schedule 13D, dated October 8, 2009, as amended and supplemented by Amendment No. 1 thereto dated October 8, 2013, Amendment No. 2 thereto dated January 14, 2016, Amendment No. 3 thereto dated August 17, 2016, Amendment No. 4 thereto dated May 9, 2017, Amendment No. 5 thereto dated June 9, 2017, Amendment No. 6 thereto dated June 21, 2017, Amendment No. 7 thereto dated August 9, 2017, Amendment No. 8 thereto dated September 18, 2017, Amendment No. 9 thereto dated September 22, 2017 and Amendment No. 10 thereto dated September 20, 2018 (as amended, the “Schedule 13D”), is being filed with the Securities and Exchange Commission by Mr. Ronald O. Perelman, The ROP Revocable Trust dated 1/9/2018, a New York trust, MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), REV Holdings LLC, a Delaware limited liability company, Mafco Four LLC, a Delaware limited liability company, MFV Holdings One LLC, a Delaware limited liability company, RCH Holdings One Inc., a Delaware corporation, SGMS Acquisition Two LLC, a Delaware limited liability company, DBX Holdings One LLC, a Delaware limited liability company, NDX Holdings One LLC, a Delaware limited liability company, MacAndrews & Forbes Group, LLC, a Delaware limited liability company, SGMS Acquisition Three LLC, a Delaware limited liability company, Perelman Trust Company, LLC, a Delaware limited liability company, RLX Holdings One LLC, a Delaware limited liability company, RLX Holdings Two LLC, a Delaware limited liability company, RLX Holdings Three LLC, a Delaware limited liability company and RLX Holdings Four LLC, a Delaware limited liability company (each of the foregoing, a “Reporting Person,” and collectively, the “MacAndrews & Forbes Reporting Persons”) relating to the shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Revlon, Inc., a Delaware corporation (the “Company”).
Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.
Item 2. Identity and Background
The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented with the following information:
The ROP Revocable Trust dated 1/9/2018 (the “ROP Revocable Trust”) is a New York trust of which Mr. Ronald O. Perelman is the sole trustee and the sole beneficiary.  The ROP Revocable Trust holds all of the shares of MacAndrews & Forbes.  The ROP Revocable Trust’s business address is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600.
During the last five years, the ROP Revocable Trust: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the ROP Revocable Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Schedule A of the Schedule 13D is hereby amended with the information attached as Schedule A hereto, which amends and restates the information provided with respect to MacAndrews & Forbes.
Item 3. Source and Amount of Funds or Other Consideration
The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented with the following information:
Since Amendment No. 10 to the 13D, the MacAndrews & Forbes Reporting Persons effected open market purchases of an aggregate total of 836,191 shares of Class A Common Stock for an aggregate purchase price of approximately $18,195,543, using cash on hand.
Item 5. Interest in Securities of the Issuer
Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:
(a)-(b) MacAndrews & Forbes, the sole stockholder of which is the ROP Revocable Trust, directly or indirectly owns all the stock or membership interests, as applicable, of REV Holdings LLC, Mafco Four LLC, MFV Holdings One LLC, RCH Holdings One Inc., SGMS Acquisition Two LLC, DBX Holdings One LLC, NDX Holdings One LLC, MacAndrews & Forbes Group, LLC, SGMS Acquisition Three LLC, RLX Holdings One LLC, RLX Holdings Two LLC, RLX Holdings Three LLC and RLX Holdings Four LLC, and all the voting interests of Perelman Trust Company, LLC.
Of the 45,703,321 shares of Class A Common Stock reported herein, (i) 41,156,969 shares of Class A Common Stock are owned by MacAndrews & Forbes or its wholly owned subsidiaries and (ii) 4,546,352 shares of Class A Common Stock are owned by Perelman Trust Company, LLC.
The total ownership of the MacAndrews & Forbes Reporting Persons represents approximately 86.4% of all of the Company’s outstanding Class A Common Stock, which is the only class of the Company’s equity securities outstanding as of the date hereof.
The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.
(c)  The following table sets forth all transactions with respect to shares of Class A Common Stock effected within sixty days prior to the date of this Amendment No. 11.  All such transactions were purchases of shares of Class A Common Stock effected in the open market through a broker.

Person	Date	Amount of Securities Acquired	Weighted Average Price(1)	Low Price(1)	High Price(1)
MacAndrews & Forbes Group, LLC	March 20, 2019	56,679	$ 17.8699	$ 17.42	$ 18.40
MacAndrews & Forbes Group, LLC	March 20, 2019	47,979	$ 19.0321	$ 18.42	$ 19.41
MacAndrews & Forbes Group, LLC	March 20, 2019	71,815	$ 19.7675	$ 19.42	$ 20.40
MacAndrews & Forbes Group, LLC	March 20, 2019	63,527	$ 20.6983	$ 20.41	$ 21.00
MacAndrews & Forbes Group, LLC	March 21, 2019	42,329	$ 20.6708	$ 19.94	$ 20.93
MacAndrews & Forbes Group, LLC	March 21, 2019	72,671	$ 21.0608	$ 20.94	$ 21.27

(1)	Prices exclude commissions. The reporting person undertakes to provide upon request of the SEC staff full information regarding the number of shares purchased or sold at each separate price.
Item 7. Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated March 21, 2019, by and among the MacAndrews & Forbes Reporting Persons

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated:  March 21, 2019
/s/ Ronald O. Perelman
Ronald O. Perelman
THE ROP REVOCABLE TRUST DATED 1/9/2018
By:	/s/ Ronald O. Perelman Name: Ronald O. Perelman Title: Trustee
MACANDREWS & FORBES INCORPORATED
REV HOLDINGS LLC
MAFCO FOUR LLC
MFV HOLDINGS ONE LLC
SGMS ACQUISITION TWO LLC
RCH HOLDINGS ONE INC.
DBX HOLDINGS ONE LLC
NDX HOLDINGS ONE LLC
MACANDREWS & FORBES GROUP, LLC
SGMS ACQUISITION THREE LLC
RLX HOLDINGS ONE LLC
RLX HOLDINGS TWO LLC
RLX HOLDINGS THREE LLC
RLX HOLDINGS FOUR LLC
By:	/s/ Paul G. Savas Name: Paul G. Savas Title: Executive Vice President and Chief Financial Officer
PERELMAN TRUST COMPANY, LLC
By:	MacAndrews & Forbes Incorporated, its managing member
By:	/s/ Paul G. Savas Name: Paul G. Savas Title: Executive Vice President and Chief Financial Officer

Schedule A Amendment
MacAndrews & Forbes Incorporated
The following table sets forth the name and present principal occupation or employment of each executive officer and director of MacAndrews & Forbes Incorporated, each of whom is a U.S. citizen. Unless otherwise indicated, the current business address of each of the persons listed below is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600.  During the last five years, none of the persons who are identified in this Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Present Principal Occupation or Employment
Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated

Barry F. Schwartz	Director and Vice Chairman of MacAndrews & Forbes Incorporated

Debra Perelman (1)	Director of MacAndrews & Forbes Incorporated; President and Chief Executive Officer of Revlon, Inc.

Paul G. Savas (2)	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated

Steven M. Cohen	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

(1) The Form 4 filed by Ms. Perelman with the Securities and Exchange Commission on March 19, 2019 is incorporated herein by reference.

(2) The Form 4 filed by Mr. Savas with the Securities and Exchange Commission on November 14, 2016 is incorporated herein by reference.

Except as reported in the Forms 4 referenced in the preceding two footnotes and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock.